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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69973

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2020 AND ENDING 03/31/2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AIP CAPITAL MARKETS LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6 SADDLEHORN LANE

(No. and Street)

ROLLING HILLS ESTATES   CA   90274

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hasnain Naveed   (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NAWROCKI SMITH, LLP

(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road, Suite 115E Melville   NY   11747

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, NAMSOO LEE _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIP CAPITAL MARKETS LLC _____ , as of March 31 _____ , 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

ELIZABETH M. ATTANASIO
NOTARY PUBLIC OF NEW JERSEY
Commission # 50144117
My Commission Expires 11/23/2025

_____
Notary Public

Managing Director
_____
Title

Sworn to and subscribed
before me this
19th day of May , 20 21

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIP CAPITAL MARKETS LLC

Financial Statements

With

Report of Independent Registered Public Accounting Firm

As of and For the Year Ended March 31, 2021

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

AIP CAPITAL MARKETS LLC
FOR THE YEAR ENDED MARCH 31, 2021

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AIP Capital Markets LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AIP Capital Markets LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AIP Capital Markets LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AIP Capital Markets LLC's management. Our responsibility is to express an opinion on AIP Capital Markets LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AIP Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as AIP Capital Markets LLC's auditor since 2021.

Melville, New York
May 19, 2021

Nawrocki Smith LLP

-1-

AIP CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2021

ASSETS

Cash	$	22,465
Other assets		902
TOTAL ASSETS	$	23,367

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and other liabilities	$	6,358
MEMBER'S EQUITY		17,009
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	23,367

The Notes to Financial Statements are an integral part of this statement.

AIP CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

AIP Capital Markets LLC (the "Company") was formed as a limited liability company in Delaware on May 3, 2017. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") on January 8, 2018.

The Company provides advisory services to businesses, providing valuations and strategic planning with a focus on merger and acquisition advice.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2021.

Revenue Recognition
Upon registration and commencement of operations, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgment
Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory and Consulting Income
The Company engages in advisory and consulting services from debt and capital raising for business entities. Revenue from ongoing advisory and consulting services is recognized and earned at the point in time that the performance under the arrangement is completed, which is when a successful closing occurs or upon cancellation of the agreement. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for advisory and consulting transactions, as there are no significant actions which the Company needs to take subsequent to this date.

AIP CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)
Disaggregation of Revenue
All of the Company's revenues for the year ended March 31, 2021 originated from advisory and consulting fees.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of April 1, 2020 and March 31, 2021.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of April 1, 2020 and as of March 31, 2021, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of April 1, 2020 and March 31, 2021, there were no contract liabilities.

Income Taxes
The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal or state income taxes.

At March 31, 2021, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and cicumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations, and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of $16,107, which was $11,107 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1 as of March 31, 2021.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

AIP CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2021

NOTE 4 – CONCENTRATIONS OF CREDIT RISK (CONTINUED):

<u>Revenue</u>
During the period ended March 31, 2021, 100% of the Company's revenue was from one customer.

<u>COVID-19</u>
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the World. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

NOTE 5 – RELATED PARTY TRANSACTIONS:

The Company is a wholly owned subsidiary of Abacus Infrastructure Partners Group, LLC, ("Parent"). As of March 31, 2021, the Company had no payables to its Parent.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the new guidance and determined there is no material impact on its financial statements since the Company does not have a lease.

NOTE 7 - CLASSES OF MEMBERSHIP INTERESTS, SHARES ISSUED AND RIGHTS:

The Company issued 100 Class A Membership Units and 1000 Class B Membership Units to Abacus Infrastructure Partners Group LLC. The Company is authorized to issue one hundred (100) Class A Membership Units which (x) shall have equal governance rights with respect to every other Class A Membership Unit with one vote per Class A Membership Unit and (y) shall not have any economic rights to participate in profits, losses and distributions of the Company. Notwithstanding any other provisions of the Limited Liability Company Operating Agreement, Class A Membership Units shall be the only class of Membership Units with the voting rights. Additional Class A Membership Units may be issued only with the written consent of the Majority in Interest of Class A Members.The Company is authorized to issue four thousand (4,000) Class B Membership Units. Class B Membership Units shall be non-voting Membership Units, but shall have equal economic rights to participate in profits, losses and distributions of the Company with respect to every other Class B Membership Unit.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.